SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 14, 2002

MERANT plc
(Translation of Registrant's Name Into English)

Abbey View, Everard Close, St. Albans, Herts England
Al1 2PS (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


Form 20-F   X                            Form 40-F _____
-------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

Yes   X                              No  _____
-------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)
                       LONDON STOCK EXCHANGE ANNOUNCEMENT

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company: MERANT plc

2) Name of director:
   Gerry Perkel
The Director mentioned above have been granted options by the Company as follows:

3) Date of grant: 24th September 2002

4) Period during which or date on which exercisable:
25% of the total option award will become exercisable on the first anniversary of grant. An additional 2.083% of the total options granted will become exercisable at the end of each of the succeeding 36 calendar month until the option award is fully exercisable. The options will expire if not exercised on or before the tenth anniversary of grant.
5) Total amount paid (if any) for grant of the option: Nil

6) Description of shares involved:

i) 687,500 Ordinary 2p (Trustee Shares)

7) Exercise price (fixed at time of grant): GBP 0.84

8) Total number of shares or debentures over which options held following this notification

i) 3,437,500

9) Any additional information:

10) Name of contact and telephone number for queries:
Tejaswini Salvi 01727 813230
11) Name and signature of authorised company official responsible for making this notification:
Tejaswini Salvi
09 October 2002

END

SIGNATURES
   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       MERANT plc
                                       (Registrant)

Date:  October 14, 2002              By: /s/ Stephen Going

				------------------------------------
                         		Stephen Going
		 		Vice President & General Counsel